Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
MAJOR TRANSACTION:
FORMATION OF THE JOINT VENTURE WITH BMW,
CONNECTED TRANSACTION:
PROVISION OF GUARANTEE

DELAY IN DESPATCH OF CIRCULAR
AND
POSSIBLE CONNECTED TRANSACTION:
ACQUISITION OF FURTHER INTEREST IN SJAI

The Board wishes to announce that the Company is currently in discussion with the Other Shareholders, with an intention to acquire further interests in SJAI, an indirect 81% owned subsidiary of the Company, which in turn holds 50% of the equity interest of the Joint Venture with BMW.

Due to the upcoming Easter holidays and the time required to finalize the terms of the Proposed Acquisition, despatch of the circular for the major and connected transactions will be postponed from Thursday, 17 April 2003 to Friday, 2 May 2003.

Reference is made to the announcement by the Company dated 27 March 2003 (the “Announcement”). Unless otherwise stated, terms used herein shall have the same meanings as in the Announcement.

The Proposed Acquisition

The Board wishes to announce that the Company is currently in discussion with the Other Shareholders, with an intention to acquire further interests in SJAI (the “Proposed Acquisition”), an indirect 81% owned subsidiary of the Company, which in turn holds 50% of the equity interest of the Joint Venture with BMW.

The Joint Venture is currently owned as to 50% by each of SJAI and BMW. SJAI is indirectly owned as to 81% by the Company and directly and indirectly owned as to 19% by the Other Shareholders. Under the Proposed Acquisition, the Company will acquire further interests in SJAI from the Other Shareholders and thereby increasing its effective interests in the Joint Venture. The Directors believe that the increase in interests in SJAI will enable the Company to increase its share of benefits from the business of the Joint Venture.

The Company and the Other Shareholders are still in discussions as to the terms and conditions of the Proposed Acquisition, including, the percentage of additional interest to be acquired from the Other Shareholders and the consideration therefor. The Proposed Acquisition, if consummate, will constitute a connected transaction for the Company and should be subject to shareholders’ approval under the Listing Rules. Further announcement will be made by the Company regarding the Proposed Acquisition as appropriate.

Shareholders and investing public should exercise caution in dealings in the shares of the Company.

Delay in despatch of circular

As the Proposed Acquisition is related to the Joint Venture, the Directors consider that the inclusion of information relating to the Proposed Acquisition and the Joint Venture in the same circular would provide shareholders with a more comprehensive and full picture of the transactions and the presentation of the two transactions for shareholders’ approval in one Special General Meeting would enable shareholders to vote on the relevant resolutions on a fully informed basis.

Under Rule 14.13(2) of the Listing Rules, the Company has to send to its shareholders a circular containing the details of the Joint Venture and the Guarantee within 21 days from the date of the Announcement. However, due to the upcoming Easter holidays and the time required to finalize the terms of the Proposed Acquisition, an application has been made to the Stock Exchange and the Stock Exchange has granted the waiver from strict compliance with Rule 14.13(2) and despatch of the circular for the major and connected transactions will be postponed from Thursday, 17 April 2003 to Friday, 2 May 2003.

By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong SAR, 16 April 2003
* for identification purposes only